Exhibit 99.12

Douglas Beahm, PE, PG

September 28, 2006

Re:	Energy Metals Corporation
Annual Information Form and Form 40F

I am the author of the following Technical Reports entitled:

  Red Rim Project, Sweetwater County, Wyoming, dated June 14, 2006;
  Peterson Uranium Project, Converse County, Wyoming dated June 17, 2006;
  Moore Ranch Uranium Project, Campbell County, Wyoming dated June 27, 2006

(the “Reports”) referred to in the Annual Information Form and Form 40F of Energy Metals Corporation dated September 28, 2006 (the "AIF and 40F"). I consent to being named in both the AIF and 40F and to the use of the Report in the AIF and 40F.

I have read the AIF and 40F and confirm that:

(a)

I have no reason to believe that there are any misrepresentations in the information contained in the AIF and 40F derived from the Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report; and

(b)	the section in the AIF “Description of Business” fairly and accurately summarizes the Report and omits no material information contained in the Report.

Yours truly,

Per: /s/ Douglas Beahm